EXHIBIT 23

                            UNITED STATES OF AMERICA
                            ------------------------

                          NUCLEAR REGULATORY COMMISSION
                          -----------------------------


In the Matter of                          )
                                          )
NIAGARA MOHAWK POWER                      )     Docket Nos. 50-220
     CORPORATION                          )             and 50-410
                                          )
(Nine Mile Point Nuclear Station          )
     Unit Nos. 1 and 2)                   )

             ORDER APPROVING APPLICATION REGARDING RESTRUCTURING OF
             NIAGARA MOHAWK POWER CORPORATION BY ESTABLISHMENT OF A
           HOLDING COMPANY AFFECTING LICENSES NOS. DPR-63 AND NPF-69,
               NINE MILE POINT NUCLEAR STATION, UNIT NOS. 1 AND 2

                                       1.

     Niagara Mohawk Power Corporation (NMPC or the licensee) is licensed by the U.S. Nuclear Regulatory Commission (NRC or Commission) to possess, maintain, and operate the Nine Mile Point Nuclear Station, Units 1 and 2 (NMP1 and NMP2, or collectively, the facility), under Facility Operating License No. DPR-63, issued by the Commission on December 26, 1974, and Facility Operating License No. NPF-69, issued by the Commission on July 2, 1987. NMPC fully owns NMP1, is a 41-percent co-owner of NMP2, and acts as agent for the other co-owners of NMP2. The other co-owners of NMP2, who may possess but not operate NMP2, are New York State Electric & Gas Corporation with an 18-percent interest, Long Island Lighting Company with an 18-percent interest, Rochester Gas and Electric Corporation with a 14-percent interest, and Central Hudson Gas & Electric Corporation with a 9-percent interest. The facility is located in the town of Scriba, Oswego, New York.

                                       II.

     Under cover of a letter dated July 21, 1998, NMPC submitted an application for consent by the Commission, pursuant to 10 CFR 50.80, regarding a proposed corporate restructuring action that would result in the indirect transfer of the operating licenses for the facility to the extent held by NMPC. The application was supplemented October 23, 1998. Under the proposed restructuring, NMPC would become a subsidiary of a new holding company, Niagara Mohawk Holdings, Inc., created by NMPC in accordance with a Settlement Agreement reached with the New York Public Service Commission (PSC Case Nos. 94-E-0098 and 94-E-0099), dated October 10, 1997, and revised March 19, 1998.
In addition, certain of NMPC's non-utility subsidiaries would be transferred to the holding company.

     According to the application, each share of NMPC's common stock would be exchanged for one share of common stock of the holding company. NMPC's outstanding preferred stock would not be exchanged. Under this restructuring, NMPC would divest all of its hydro and fossil generation assets by auction, but would retain its nuclear assets, and would continue to be an "electric utility" as defined in 10 CFR 50.2 engaged in the transmission, distribution and , through NMP1 and NMP2, the generation of electricity. NMPC would continue to be the owner of NMP1 and co-owner of NMP2 and would continue to operate both NMP1 and NMP2. No direct transfer of the operating licenses or ownership interests in the facility would result from the proposed restructuring. The transaction would not involve any change in the responsibility for nuclear operations within NMPC. Officer responsibilities at the holding company level would be primarily administrative and financial in nature and would not involve operational matters related to NMP1 or NMP2. No NMPC nuclear management positions would be changed as a result of the corporate restructuring.

     A Notice of Consideration of Approval of Application Regarding Proposed Corporate Restructuring was published in the Federal Register on September 9,
                                             ------- --------
1998 (63 FR 48254), and an Environmental Assessment and Finding of No Significant Impact was published in the Federal Register on September 23, 1998
                                        ------- --------
(63 FR 50931).

     Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information submitted in the application of July 21, 1998, as supplemented by letter dated October 23, 1998, the NRC staff has determined that the restructuring of NMPC by establishment of a holding company structure will not affect the qualifications of NMPC as the holder of the license for NMP1, and as a holder of the license for NMP2, and that the transfer of control of the licenses, to the extent effected by the proposed restructuring, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein. These findings are supported by a safety evaluation dated December 11, 1998.

                                      III.

     Accordingly, pursuant to Sections 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC 2201(b), 2201(i), 2201(o), and 2234, and 10 CFR 50.80, IT IS HEREBY ORDERED that the Commission approves the application regarding the proposed restructuring of NMPC by the establishment of a holding company structure, subject to the following: (1) NMPC shall provide the Director, Office of Nuclear Reactor Regulation, a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from NMPC to its proposed parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of NMPC's consolidated net utility plant as recorded on NMPC's books of account; and (2) should the restructuring of NMPC as described herein, not be completed by December 10, 1999, this Order shall become null and void, provided, however, on application and for good cause shown, such date may be extended.

     This Order is effective upon issuance.

                                       IV.

     By January 11, 1999, any person whose interest may be affected by this Order may file in accordance with the Commission's rules of practice set forth in Subpart M of 10 CFR Part 2 a request for a hearing and petition for leave to intervene with respect to issuance of the Order. Such requests and petitions must comply with the requirements set forth in 10 CFR 2.1306, and should address the considerations contained in 10 CFR 2.1308(a). Untimely requests and petitions may be denied, as provided in 10 CFR 2.1308(b), unless good cause for failure to file on time is established. In addition, an untimely request or petition should address the factors that the Commission will also consider, in reviewing untimely requests or petitions, set forth in 10 CFR 2.1308(b)(1)-(2).

     Requests for a hearing and petitions for leave to intervene should be served upon Mr. John H. Mueller, Chief Nuclear Officer, Niagara Mohawk Power Corporation, Nine Mile Point Nuclear Station, Operations Building, Second Floor, P.O. Box 63, Lycoming, New York 13093; the General Counsel, U.S. Nuclear Regulatory Commission, Washington, D.C. 20555; and the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, D.C. 20555-0001,
Attention: Rulemakings and Adjudications Staff, in accordance with 10 CFR 2.1313.

     The Commission will issue a notice or order granting or denying a hearing request or intervention petition, designating the issues for any hearing that will be held and designating the Presiding Officer. A notice granting a hearing will be published in the Federal Register and served on the parties to
                                 ------- --------
the hearing.

     For further details with respect to this Order, see the application for approval filed by NMPC under cover of a letter dated July 21, 1998, from John H. Mueller of NMPC, as supplemented by letter dated October 23, 1998, and the safety evaluation dated December 11, 1998, which are available for public inspection at the Commission's Public Document Room, the Gelman Building,
2120 L Street, NW., Washington, DC, and at the local public document room located at the Reference and Documents Department, Penfield Library, State University of New York, Oswego, New York 13126.

     Dated at Rockville, Maryland this 11th day of December 1998.

                                      FOR THE NUCLEAR REGULATORY COMMISSION



                                     Samuel J. Collins, Director
                                     Office of Nuclear Reactor Regulation

SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION PROPOSED CORPORATE
--------------------------------------------------------------------------------
                                  RESTUCTURING
                                  ------------
                       OF NIAGARA MOHAWK POWER CORPORATION
                       -----------------------------------
                          DOCKET NOS. 50-220 AND 50-410
                          -----------------------------
                NINE MILE POINT NUCLEAR STATION, UNIT NOS. 1 & 2
                ------------------------------------------------

1.0     INTRODUCTION
        ------------

Under cover of a letter dated July 21, 1998, Niagara Mohawk Power Corporation
(NMPC) submitted an application, which was supplemented by letter dated October 23, 1998, for consent by the U.S. Nuclear Regulatory Commission (NRC or the Commission), pursuant to 10 CFR 50.80, regarding a proposed restructuring action that would result in the indirect transfer of the operating licenses for Nine Mile Point Nuclear Station, Units Nos. 1 and 2 (NMP1 and NMP2, or collectively, the facility), to the extent held by NMPC. The restructuring action would result in NMPC becoming a wholly owned subsidiary of Niagara Mohawk Holdings, Inc., a New York State corporation. In addition, certain of NMPC's non-utility subsidiaries would be transferred to the holding company. NMPC fully owns NMP1, is a 41-percent owner of NMP2, and acts as agent for the other NMP2 co-owners. NMPC maintains and operates both units. The other co-owners of NMP2-Central Hudson Gas & Electric Corporation, Rochester Gas
& Electric Corporation, New York State Electric & Gas Corporation, and Long Island Lighting Company-are not involved in the proposed restructuring of NMPC.

The proposed restructuring is consistent with a Settlement Agreement with the New York State Public Service Commission (PSC Case Nos. 94-E-0098 and 94-E-0099) dated October 10, 1997, and revised March 19, 1998, regarding implementation of the state's restructuring goals. Under the proposed restructuring plan, the outstanding shares of NMPC common stock will be exchanged on a share-for-share basis for holding company common stock, such that all the outstanding common stock of NMPC will be owned by the holding company. No exchange of NMPC's outstanding preferred stock is planned. After the restructuring, NMPC will continue to be an electric utility as defined in 10 CFR 50.2, according to the application, providing the same utility services as it did prior to the restructuring. The Settlement Agreement calls for NMPC to divest itself of its fossil and hydro generation assets. NMP1 and NMP2 will remain part of NMPC's regulated business.

Pursuant to 10 CFR 50.80, the Commission may approve the transfer of the control of a license, after notice to interested persons. Such action is contingent upon the Commission's determination that the holder of the license following the transfer of control is qualified to hold the license, and that the transfer is otherwise consistent with applicable provisions of law, regulations, and orders of the Commission.

2.0     FINANCIAL QUALIFICATIONS ANALYSIS
        ---------------------------------

NMPC states in its application that following the proposed restructuring NMPC will continue to be an electric utility engaged in transmission, distribution, and through NMP1 and NMP2, the generation of electricity. NMPC will continue to be the owner of NMP1, a co-owner of NMP2, and the operator of both NMP1 and NMP2. NMPC will continue to recover the costs of owning and operating the facility through competitive transition charges. Wholesale and retail rates will continue to be regulated by the New York State Public Service Commission and the Federal Energy Regulatory Commission.

The application states that the proposed restructuring will not adversely affect the ability of NMPC to meet (1) its financial obligations with respect to future operating and capital requirements, or (2) its funding obligations with respect to decommissioning funding. As an electric utility, NMPC is exempt from further financial qualifications review, pursuant to 10 CFR 50.33(f). However, in view of the NRC's concern that restructuring can lead to a diminution of assets necessary for the safe operation and decommissioning of a licensee's nuclear facilities, it is the NRC's practice to condition license transfer approvals upon a requirement that a licensee not transfer significant assets from itself to an affiliate without first notifying the NRC. This requirement assists the NRC in assuring that the licensee will continue to maintain adequate resources to contribute to the safe operation and decommissioning of its facilities. To this end, NMPC has submitted the following statement by letter dated October 23, 1998:

NMPC will provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from NMPC to its proposed parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding ten percent (10%) of NMPC's consolidated net utility plant as recorded on NMPC's book of accounts.

With the foregoing a condition of approval, the NRC staff finds that NMPC will remain financially qualified to hold the facility licenses following the proposed restructuring.

3.0     TECHNICAL QUALIFICATIONS
        ------------------------

NMPC stated in its application that the new holding company structure will not affect the management of nuclear operations or NMPC's technical qualifications. NMPC will remain as a discreet and separate entity under the new holding company structure and will continue to be responsible for facility operations and meeting the technical qualifications requirements of the operating licenses. No NMPC nuclear management positions will be changed as a prerequisite or direct result of the corporate restructuring. Accordingly, the NRC staff concludes that the proposed restructuring will not impact the technical qualifications of NMPC.

4.0     ANTITRUST
        ---------

Section 105c of the Atomic Energy Act of 1954, as amended (the Act), requires the Commission to conduct an antitrust review in connection with an application for a license to construct or operate a facility under Section 103. NMP1 was licensed under Section 104b and, as a result, is not subject to an antitrust review by the NRC staff in connection with the application regarding the proposed restructuring.

NMP2 was licensed under Section 103 of the Act. However, although the proposed new holding company may indirectly acquire control of the facility licenses, it will not be performing activities for which a license is needed. Since approval of the application would not involve the issuance of a license, the procedures under Section 105c do not apply, including the making of any "significant changes" determination. Therefore, there is no need to conduct any antitrust review at this time.

5.0     FOREIGN OWNERSHIP, CONTROL, OR DOMINATION
        -----------------------------------------

NMPC states in its application for consent that the current holders of NMPC common stock will become holders of the common stock of its proposed parent, Niagara Mohawk Holdings, Inc., on a share-for-share basis. Therefore, by reason of the restructuring, there will be no change in the owners or percentage of shares owned. NMPC states that shares of common stock currently held in foreign accounts represent less than 0.1 percent of the total outstanding shares. Also, all members of the Boards of Directors of NMPC and Niagara Mohawk Holdings, Inc. are U.S. citizens. According to the application, NMPC is not now, and following the proposed restructuring, will not be owned, controlled, or dominated by an alien, foreign corporation, or foreign government.

The NRC staff does not know or have reason to believe that the proposed restructuring will result in NMPC being owned, controlled, or dominated by foreign interests.

6.0     ENVIRONMENTAL CONSIDERATION
        ---------------------------

Pursuant to 10 CFR 51.21 and 51.35, an environmental assessment and finding of no significant impact was published in the Federal Register on September 23,
                                           ------- --------
1998 (63 FR 50931).

7.0     CONCLUSIONS
        -----------

In view of the foregoing, the NRC staff concludes that the proposed restructuring of NMPC by creation of a holding company will not adversely affect the financial or technical qualifications of NMPC with respect to the operation and decommissioning of NMP1 or NMP2. Also, there do not appear to be any problematic antitrust or foreign ownership considerations that would arise from the proposed restructuring. Thus, the proposed restructuring will not affect the qualifications of NMPC as the holder of the license for NMP1 and co-holder of the license for NMP2 and the transfer of control of the licenses, to the extent effected by the proposed restructuring, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission. Accordingly, with the condition discussed above relating to significant asset transfers, the proposed action should be approved.

Principal Contributors:     M. Davis
                            D. Hood

Date:          December 11, 1998